JoAnn M. Strasser
Thompson Hine LLP
312 Walnut Street
14th Floor
Cincinnati, Ohio 45202-4089

                                        August 11, 2010

        Re: Ladenburg Thalmann Alternative Strategies Fund
                File Nos.: 333-168158; 811-22440

Dear Ms. Strasser:

        On July 15, 2010, you filed on behalf of Ladenburg Thalmann Alternative
Strategies Fund ("Fund"), a closed-end investment company, a registration statement on
Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment
Company Act of 1940 to register common shares of the Fund. We have reviewed the
filing and have the following comments.

Prospectus

1. Cover—Please add a statement describing the tendency of closed-end fund
    shares to trade at a discount from net asset value and the risk of loss
    created for investors purchasing shares in the initial public offering. *See*
    Item 1. i. of Form N-2.

2. Prospectus Summary—Explain in your response whether the Fund is a
    "fund of hedge funds." If it is, disclose any suitability requirements and
    how they will be enforced. In addition, disclose whether the Fund will be
    exchange traded and the percentage of the investment funds that will be
    unregistered.

3. Prospectus Summary—With respect to the subsidiary, please provide
    representations that address the following requirements:

    a) Will the Fund look through to the subsidiary regarding diversification,
        leverage and concentration?

b) Will the Registrant consolidate the financial statements of the subsidiary and the Fund?
c) Will the advisory contract comply with Section 15 of the 1940 Act and will it be approved in accordance with Section 15 by the Fund's Board of Trustees?
d) Will the subsidiary comply with Section 10 and 16 of the 1940 Act?
e) Will the subsidiary submit to inspection by the Commission? This could be documented in an undertaking in Part C.
f) Will the subsidiary comply with Section 17g with respect to the custodial relationships?

4. Prospectus Summary—Investment Objective and Policies—

a) Disclose the percentage of Fund assets that are expected to be invested in private and publicly traded alternative investment funds.
b) Disclose the types of securities other than alternative investment funds in which the Fund is expected to invest.
c) The disclosure states that the Fund invests "without restriction as to issuer capitalization." In your response, explain the relevance of "issuer capitalization" when the Fund primarily invests through pooled vehicles. If this disclosure means that the Fund may invest in pooled investment funds that focus their investments in small and medium capitalization companies, please so specify. If the Fund also may invest directly in small and medium capitalization companies, please so specify.
d) The disclosure states that the Fund will invest up to 25 percent of its assets in the Subsidiary, which primarily invests in investment funds that invest in derivatives, including commodity and financial futures, commodity-linked notes and swap contracts. In your response, please provide a representation that a majority of the Fund's assets will be invested, directly and indirectly, in "securities."
e) Disclose the percentage of the Fund's assets that are expected to be invested in foreign securities.
f) Disclose the policy of the Fund to invest in master limited partnerships and in the energy sector.
g) The disclosure in the summary states that the Fund concentrates investments in the real estate industry. The disclosure in the summary under the heading "Investment Fund" states that the Fund is "sector focused" in energy, healthcare, utilities, industrials, financial services, consumer products or technology. Later in the prospectus under "Concentration Risk" the disclosure states that investments "will be concentrated in one or more industries within the energy sector." Please reconcile the disclosure.

5. Investment Funds—

   a) In your response explain whether a majority of the Fund's assets can be invested utilizing a "managed futures" strategy.
   b) *Disclose* that derivative instruments may be used for hedging and for speculation. *See* Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").
   c) Set forth the principal derivatives strategies in which the Fund may engage. *See* Derivatives Letter.

6. REITS—Disclose that the Fund may invest in foreign REITS.

7. Summary of Risks—

   a) Derivatives Risk—Please specify all types of derivatives in which the Fund may invest and equate the specific risks associated with each type of derivative. In addition, describe the extent of derivatives exposure of the Fund. Also, add the risk that the use of derivatives subject to regulation by the Commodity Futures Trading Commission ("CFTC") by underlying investment funds could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC.

   b) Please add disclosure reflecting the risk of the Fund's policy of investing in foreign securities.

   c) Management Risk—This section states that the Fund may invest in individual securities. This is the first mention of this fact. Please add appropriate disclosure to the investment strategies section of the summary.

   d) Add a section describing the possibility that the Fund could experience two levels of incentive fee payments, at the master limited partnership level and at the investment fund level.

   e) Portfolio Turnover Risk—The disclosure states that the techniques and strategies utilized by the Fund may result in high portfolio turnover; in the same section the disclosure states that the portfolio turnover rate ordinarily will be between 25 % and 75%. This does not appear to be a high portfolio turnover rate. Please reconcile the two statements.

f)   Add risk disclosure reflecting the Fund's policy of investing in mortgage-backed and asset-backed securities.

g)   Add risk disclosure reflecting the Fund's status as a non-diversified investment company.

8. Summary of Fund Expenses—

a)   Add "Total Annual Expenses" as a line item under "Acquired Fund Fees and Expenses."
b)   The last line item in the fee table should read "Total Annual Expenses (after fee waiver and/or reimbursement).
c)   Footnote 2 of the fee table should read "Other Expenses, including costs and expenses associated with the Fund's formation and organization, are based on estimates for the current fiscal year."
d)   In your response, please confirm that the expense limitation and reimbursement agreement will be in place for at least one year.

9. Use of Proceeds—Please disclose the length of time that is expected to elapse before the Fund is fully invested.

10. Investment Strategy and Criteria Used in Selecting Alternative Investments—Please translate this section into plain English. For example, define the term "fulfillment products" and revise references to "products" and "investment philosophy" to clarify the meaning of the terminology. Also, the disclosure states that the adviser may rebalance its strategies "but will remain true to its fundamental analysis with respect to asset class risk over time." Does this mean that the adviser never will adjust asset class allocations? This section appears to use terminology that is inconsistent with disclosure elsewhere in the prospectus. For example, one section of the list of bullet points refers to the "acceptable level of risk for asset classes" then describes risks that are elsewhere referred to as sector risks.

11. Conflicts of Interest—In your response, please explain how affiliated accounts with different investment strategies could conflict with each other.

Statement of Additional Information

12. Fundamental Policies—The disclosure states that the Fund will concentrate its investments in the real estate industry. This conflicts with prospectus disclosure that states that the Fund will be concentrated in one or more industries within the energy sector.

13. Affiliated Party Brokerage—Explain in your response why this section is bracketed.

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We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in pre-effective amendments.

When a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the accuracy and adequacy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel